                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549


                                   FORM 11-K



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended - December 31, 1998

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE
        ACT OF 1934

For the transition period from _____ to _____

Commission file number - 33-55214

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    AMERICAN SOFTWARE, INC. 401(k)/PROFIT SHARING PLAN 470 EAST PACES FERRY ROAD, N.E.
                    ATLANTA, GEORGIA  30305

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    AMERICAN SOFTWARE, INC.
                    470 EAST PACES FERRY ROAD, N.E.
                    ATLANTA, GEORGIA  30305

                             REQUIRED INFORMATION
Financial Statements:
    1.  Not required.
    2.  Not required.
    3.  Not required.
    4. ERISA financial statements for the Plan year ended December 31, 1998 are attached as Exhibit 99.1 to this Report and incorporated herein by this reference.

                                   SIGNATURES

          The Plan.  Pursuant to the requirements of the Securities Exchange Act
          --------
of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   AMERICAN SOFTWARE, INC. 401(k)/PROFIT SHARING PLAN

Date: June 28, 1999     By:   /s/ Vincent C. Klinges
                             -------------------------
                   Name and Title: Vincent C. Klinges, Vice President - Finance
                                   --------------------------------------------

                            AMERICAN SOFTWARE, INC.
                           401(K) PROFIT SHARING PLAN


                               Table of Contents


                                                                           Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits as of December 31,
 1998 and 1997                                                                2

Statements of Changes in Net Assets Available for Plan Benefits -
 Years ended December 31, 1998 and 1997                                       3

Notes to Financial Statements                                                 4

Schedules

   1  Schedule 27a - Schedule of Assets Held for Investment Purposes as
      of December 31, 1998                                                   11

   2  Schedule 27d - Schedule of Reportable Transactions - Year ended
      December 31, 1998                                                      12

                          Independent Auditors' Report


The Plan Administrator and Trustee
American Software, Inc.
 401(k) Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of American Software, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ KPMG LLP

Atlanta, Georgia
June 23, 1999

                            AMERICAN SOFTWARE, INC.
                           401(K) PROFIT SHARING PLAN

             Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                                                         1998           1997
                                                      -----------    ----------
Assets:
  Investments:
    American Software, Inc. common stock              $    72,409       324,707
    Mutual funds (note)                                32,006,157    24,194,689
    Loans to participants                                 377,827       314,542
                                                      -----------    ----------
      Total investments                                32,456,393    24,833,938

  Employee contributions receivable                       142,664       257,574
                                                      -----------    ----------
      Total assets                                     32,599,057    25,091,512

Liabilities - refundable excess contributions payable    (100,089)      (14,826)
                                                      -----------    ----------
      Net assets available for plan benefits          $32,498,968    25,076,686
                                                      ===========    ==========

See accompanying notes to financial statements.

                            AMERICAN SOFTWARE, INC.
                           401(K) PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997


                                                          1998           1997
                                                       -----------    ----------
Additions to net assets attributed to:
  Employee contributions                               $ 2,601,690     2,153,258
  Rollovers                                                285,706       180,495
  Interest and dividends                                 1,590,661     1,613,402
  Interest on loans to participants                         23,336        31,566
  Net appreciation in fair value of investments
    (note 6)                                             4,428,516     2,418,096
                                                       -----------    ----------
      Total additions                                    8,929,909     6,396,817
                                                       -----------    ----------

Deductions from net assets attributed to:
  Benefits paid to participants                          1,504,717     1,386,619
  Administrative expenses                                    2,910         3,373
                                                       -----------    ----------
      Total deductions                                   1,507,627     1,389,992
                                                       -----------    ----------

      Net change                                         7,422,282     5,006,825

Net assets available for plan benefits at beginning
  of year                                               25,076,686    20,069,861
                                                       -----------    ----------

Net assets available for plan benefits at end of year  $32,498,968    25,076,686
                                                       ===========    ==========

See accompanying notes to financial statements.

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997



(1)  The Plan

     The following description of the American Software, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as restated and amended, for a more complete description of the Plan's provisions. The Company intends to continue the Plan but reserves the right to amend, modify, or restate the Plan from time to time and to suspend, terminate, or discontinue contributions under the Plan. If the Plan is terminated, benefits will be distributed in accordance with provisions of the Plan.

     (a)  General

          The Plan is a defined contribution plan covering all full-time employees of American Software, Inc. and its subsidiaries (the "Company"). In December 1997, the Plan was amended by changing the service requirement from one year of service to no service requirement. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide eligible employees of the Company a qualified retirement plan which meets the requirements of Section 401(k) of the Internal Revenue Code with respect to which contributions will be excluded from the employee's income.

     (b)  Contributions

          Participants may elect to contribute 1% to 15% of their annual compensation to the Plan (subject to the limitations of Section 401(k) of the Internal Revenue Code). The Company's profit sharing contribution to the Plan is determined at the discretion of the Board of Directors. In no event shall the annual contributions (i.e., participant and Company contributions) made with respect to a participant under all defined contribution plans maintained by the Company, together with forfeitures allocated to that participant, exceed the lesser of $30,000 or 25% of the participant's annual compensation. Participant contributions may be invested in one or more of the investment options available under the Plan.

     (c)  Participant Rollovers

          Employees are allowed, under the provisions of the Plan, to transfer to the Plan account balances from other eligible retirement plans with the consent of the plan administrator and provided that the transfer will not jeopardize the tax-exempt status of the Plan.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution, if any, and an allocation of (a) the Company's contribution, if any, and (b) Plan earnings (loss). Allocations are based on participant earnings or account balances, as defined. Forfeitures of terminated participants' nonvested accounts are retained in the Plan and approximated $7,900 as of December 31, 1998 and 1997. These forfeitures are used to reduce future Company contributions.

     (e)  Vesting

          Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants vest 20% per year after years two, three, four, and five and are 100% vested after six years of credited service.

                                                                     (Continued)

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997



          Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

     (f)  Payment of Benefits

          Upon termination of service, retirement, or reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or a series of approximately equal installments for a specified period of time not exceeding the participant's life expectancy if the account exceeds $3,500. The Plan also provides for death benefits to the participant's beneficiary equal to the amount in the participant's account and disability benefits to the participant equal to the amount in the participant's account if the participant becomes totally and permanently disabled. In addition, the Plan provides for hardship withdrawals as defined in the Plan.

     (g)  Participant Loans

          The Plan provides for loans against a participant's account from $1,000 to $50,000 but limited to 50% of the participant's account balance. Participants can apply for one loan per year and are limited to one loan outstanding. Loans bear interest at a rate determined by the Plan. Loans are repayable over a five-year period unless for the purchase of a principal residence which is repayable over a 10-year period. Loans are repayable upon death, disability, or termination of employment.

     (h)  Year 2000

          The Plan has received Year 2000 disclosures from the Plan administrator and Trustee. They have indicated that they are currently in the remediation and testing phases of their Year 2000 readiness plans with testing to continue through the third quarter of 1999. In addition, they are in the process of developing and refining contingency plans for their business systems and processes. The Plan will continue to monitor their progress and is attempting to set up data exchange tests for later in the year.

          Due to the uncertainty of potential Year 2000 problems which are outside the scope of the Plan's control, such as public utilities, financial institutions, governmental functions, and various other vendors on which the Plan relies, the Plan is unable to reasonably predict the possible exposure and impact of Year 2000 failure on the Plan.

      (2) Summary of Significant Accounting Policies

          (a)  Basis of Accounting

               The accounts are maintained and the accompanying financial statements are presented on the accrual basis of accounting.

          (b)  Investment Valuation and Income Recognition

               Investments in American Software, Inc. common stock and mutual funds are carried at fair value as determined by the Trustee of the Plan based primarily on the latest quoted market prices. Loans to participants are interest-bearing and stated at cost, which based on discounted cash flows, approximates fair value. Purchases and sales of securities are recorded on a trade-date

                                                                     (Continued)

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


               basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          (c)  Payment of Benefits

               Benefits are recorded when paid.

          (d)  Use of Estimates

               Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

      (3) Investments

          The fair values of investments that represent 5% or more of the Plan's net assets are as follows:


          December 31, 1998:
           Mutual Funds:
            Fidelity Retirement Government Money Market     $ 3,503,890
            Fidelity Blue Chip Growth                         9,105,322
            Fidelity Magellan                                 5,305,083
            Fidelity Fund                                     4,944,480
            Fidelity Capital Appreciation                     1,829,173
            Fidelity OTC Portfolio                            2,757,332
            Fidelity Intermediate Bond                        1,625,947
            Other                                             2,934,930
                                                            -----------
                                                            $32,006,157
                                                            ===========

          December 31, 1997:
           Mutual Funds:
            Fidelity Retirement Government Money Market     $ 3,013,004
            Fidelity Blue Chip Growth                         6,121,720
            Fidelity Magellan                                 3,834,305
            Fidelity Fund                                     3,842,387
            Fidelity Capital Appreciation                     1,638,272
            Fidelity OTC Portfolio                            2,324,228
            Fidelity Intermediate Bond                        1,391,564
            Other                                             2,029,209
                                                            -----------
                                                            $24,194,689
                                                            ===========



      (4) Income Tax Status

          The Plan has obtained a determination letter from the Internal Revenue Service stating that the Plan qualifies under the appropriate section of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan sponsor is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                                                                     (Continued)

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


      (5) Administrative Expenses

          Substantially all legal, accounting, and administrative fees related to the Plan are paid by the Company. Administrative expenses paid by the Plan represent fees paid to the trustee for trust services.

      (6) Net Appreciation in Fair Value

          Investments held by the Plan had net appreciation (depreciation) in fair value during the years ended December 31, 1998 and 1997, as follows:

                                                  Net appreciation
                                                   (depreciation)
                                                    in fair value
                                       --------------------------------------
                                              1998                 1997
                                       -----------------      ---------------
American Software, Inc. common stock      $ (242,567)              105,739
Mutual funds                               4,671,084             2,312,357
                                       -----------------      ---------------
                                          $4,428,517             2,418,096
                                       =================      ===============

                                                                     (Continued)

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

(7) Separate Investment Funds

    Below are the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits of the investment funds as of and for the years ended December 31, 1998 and 1997:

                                                                  December 31, 1998
                             --------------------------------------------------------------------------------------------
                                                                 Fidelity                          Fidelity     Fidelity
                              American               Fidelity  Intermediate  Fidelity   Fidelity    Capital     Blue Chip
                              Software     Fidelity  Magellan      Bond         OTC     Overseas  Appreciation    Growth
                             Stock Fund      Fund      Fund        Fund      Portfolio    Fund        Fund         Fund
                             ----------    --------  ---------  -----------  ---------  --------  ------------  -----------
Assets:
 Investments, at fair value:
  American Software, Inc.
   common stock                $ 72,409        --          --          --          --        --           --           --
  Mutual funds                      --    ,994,480   5,305,083   1,625,947   2,757,332   738,006    1,829,173    9,105,322
  Loans to participants             --         --          --          --          --        --           --           --
                               --------   --------   ---------   ---------   ---------   -------    ---------    ---------
                                 72,409   ,994,480   5,305,083   1,625,947   2,757,332   738,006    1,829,173    9,105,322
 Employee contributions
  receivable                        --      18,999      26,067       7,851       7,673     5,082       11,360       31,238
                               --------   --------   ---------   ---------   ---------   -------    ---------    ---------
   Total assets                  72,409   ,963,479   5,331,150   1,633,798   2,765,005   743,088    1,840,533    9,136,560

Liabilities - refundable
 excess contributions
 payable                            --         --          --          --          --        --           --           --
                               --------    -------   ---------   ---------   ---------   -------    ---------    ---------
   Net assets available
    for plan benefits          $ 72,409   ,963,479   5,331,150   1,633,798   2,765,005   743,088    1,840,533    9,136,560
                               ========   ========   =========   =========   =========   =======    =========    =========


                                                                  December 31, 1998
                             --------------------------------------------------------------------------------------------
                                                   Fidelity
                                                   Retirement   Fidelity                            Fidelity
                              Fidelity   Fidelity  Government     Real                               Europe       Fidelity
                                Asset     Global     Money       Estate                Fidelity      Capital       Latin
                               Manager     Bond      Market    Investment   Fidelity   Small Cap    Appreciation  American
                              Portfolio    Fund    Portfolio      Trust    Contrafund  Stock Fund      Fund         Fund
                             ----------  --------  ----------  ----------  ---------  -----------   ------------  ---------
Assets:
 Investments, at fair value:
  American Software, Inc.
   common stock                    --         --         --           --         --         --             --           --
  Mutual funds               1,088,659    254,528  3,503,891      122,417    213,364    114,073         59,744       31,191
  Loans to participants            --         --         --           --         --         --             --           --
                             ---------   --------  ---------   ----------  ---------    -------        -------      -------
                             1,088,659    254,528  3,503,891      122,417    213,364    114,073         59,744       31,191
 Employee contributions
  receivable                     6,187      1,647      8,389          256      3,799      1,544          1,818          115
                             ---------   --------  ---------   ----------  ---------    -------        -------      -------
   Total assets              1,094,846    256,175  3,512,280      122,673    217,163    115,617         61,562       31,306

Liabilities - refundable
 excess contributions
 payable                            --        --         --           --         --         --             --           --
                             ---------   --------  ---------   ----------  ---------    -------        -------      -------
   Net assets available
    for plan benefits        1,094,846    256,175  3,512,280      122,673    217,163    115,617         61,562       31,306
                             =========   ========  =========   ==========  =========    =======        =======      =======

                                                                  December 31, 1998
                             ---------------------------------------------------------------------------------------------------
                                                                 Morgan
                              Fidelity              INVESCO      Stanley                                Refundable
                              Southeast  Fidelity    High       Emerging    Fidelity                      excess
                                Asia     Balanced    Yield        Market     Japan       Loans to      contributions
                              Portfolio    Fund       Fund      Portfolio     Fund      Participants      payable       Total
                             ----------  --------  ----------  ----------  ----------   ------------   -------------   ---------
Assets:
 Investments, at fair value:
  American Software, Inc.
   common stock                    --         --         --           --          --           --              --         72,409
  Mutual funds                  11,465     34,086    199,120       12,969      55,307                                 32,006,157
  Loans to participants            --         --         --           --          --       377,827             --        377,827
                             ---------   --------  ---------   ----------   ---------      -------       ---------    ----------
                                11,465     34,086    199,120       12,969      55,307      377,827             --     32,456,393
 Employee contributions
  receivable                       186      8,166      1,949          288          50          --              --        142,664
                             ---------   --------  ---------   ----------   ---------      -------       ---------    ----------
   Total assets                 11,651     42,252    201,069       13,257      55,357      377,827             --     32,599,057

Liabilities - refundable
 excess contributions
 payable                            --        --         --           --          --           --         (100,089)     (100,089)
                             ---------   --------  ---------   ----------   ---------      -------       ---------    ----------
   Net assets available
    for plan benefits           11,651     42,252    201,069       13,257      55,357      377,827        (100,089)   32,498,968
                             =========   ========  =========   ==========   =========      =======       =========    ==========
                                                                        December 31, 1997
                            ----------------------------------------------------------------------------------------------------
                                                                   Fidelity                             Fidelity      Fidelity
                             American                 Fidelity   Intermediate   Fidelity    Fidelity     Capital      Blue Chip
                             Software      Fidelity   Magellan       Bond          OTC      Overseas   Appreciation     Growth
                            Stock Fund       Fund       Fund         Fund       Portfolio     Fund         Fund          Fund
                            ----------     --------   ---------   -----------   ---------   --------   ------------   ----------
Assets:
 Investments, at fair value:
  American Software, Inc.
   common stock               $324,707         --           --           --           --         --            --            --
  Mutual funds                     --     ,842,387    3,834,305    1,391,564    2,324,228    725,799     1,638,272     6,121,720
  Loans to participants            --          --           --           --           --         --            --            --
                              --------    --------    ---------    ---------    ---------    -------     ---------     ---------
                               324,707    ,842,387    3,834,305    1,391,564    2,324,228    725,799     1,638,272     6,121,720
 Employee contributions
  receivable                       --       45,234       46,311       10,511       28,253      9,007        15,169        67,514
                              --------    --------    ---------    ---------    ---------    -------     ---------     ---------
   Total assets                324,707    ,887,621    3,880,616    1,402,075    2,352,481    734,806     1,653,441     6,189,234

Liabilities - refundable
 excess contributions
 payable                           --          --           --           --           --         --            --            --
                              --------    --------    ---------    ---------    ---------    -------     ---------     ---------
   Net assets available
    for plan benefits         $324,707    ,887,621    3,880,616    1,402,075    2,352,481    734,806     1,653,441     6,189,234
                              ========    ========    =========    =========    =========    =======     =========     =========
                                                                        December 31, 1997
                            -------------------------------------------------------------------------------------------------------
                                                     Fidelity
                                                     Retirement    Fidelity                             Fidelity
                             Fidelity     Fidelity   Government      Real                                Europe        Fidelity
                               Asset       Global      Money        Estate                 Fidelity      Capital        Latin
                              Manager       Bond       Market     Investment   Fidelity    Small Cap    Appreciation   American
                             Portfolio      Fund     Portfolio       Trust    Contrafund   Stock Fund      Fund          Fund
                            ----------    --------   ----------   ----------  ---------   -----------   ------------   ---------
Assets:
 Investments, at fair value:
  American Software, Inc.
   common stock                    --          --           --        --           --         --            --            --
  Mutual funds               1,054,249     249,161    3,013,004       --           --         --            --            --
  Loans to participants            --          --           --        --           --         --            --            --
                             ---------     -------    ---------       ---        -----        ---           ---           ---
                             1,054,249     249,161    3,013,004       --           --         --            --            --
 Employee contributions
  receivable                    11,607       2,905       17,416       574        1,501        282           181            50
                             ---------     -------    ---------       ---        -----        ---           ---           ---
   Total assets              1,065,856     252,066    3,030,420       574        1,501        282           181            50

Liabilities - refundable
 excess contributions
 payable                           --          --           --        --           --         --            --            --
                             ---------     -------    ---------       ---        -----        ---           ---           ---
   Net assets available
    for plan benefits        1,065,856     252,066    3,030,420       574        1,501        282           181            50
                             =========     =======    =========       ===        =====        ===           ===           ===

                                                              Year ended December 31, 1997
                              ----------------------------------------------------------------------------------------------
                                                                   Morgan
                              Fidelity                INVESCO      Stanley                      Refundable
                              Southeast   Fidelity     High       Emerging                       excess
                                Asia      Balanced     Yield       Market        Loans to     contributions
                                Fund       Fund        Fund      Portfolio     Participants      payable           Total
                              --------    --------    -------    ---------     ------------   -------------    -------------
Assets:
 Investments, at fair value:
  American Software, Inc.
   common stock                   --           --        --         --               --               --            324,707
  Mutual funds                    --           --        --         --               --               --         24,194,689
  Loans to participants           --           --        --         --           314,542              --            314,542
                                  ---          ---       ---        ---          -------          -------        ----------
                                  --           --        --         --           314,542              --         24,833,938

 Employee contributions
  receivable                       50          136       800         73              --               --            257,574
                                  ---          ---       ---        ---          -------          -------        ----------
   Total assets                    50          136       800         73          314,542              --         25,091,512


Liabilities - refundable
 excess contributions
 payable                          --           --        --         --               --           (14,826)          (14,826)
                                  ---          ---       ---        ---          -------          -------        ----------

   Net assets available
    for plan benefits              50          136       800         73          314,542          (14,826)       25,076,686
                                  ===          ===       ===        ===          =======          =======        ==========


                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

                                                                      Year ended December 31, 1998
                              ------------------------------------------------------------------------------------------------------
                              American                                                                      Fidelity      Fidelity
                              Software                 Fidelity      Fidelity       Fedelity    Fidelity     Capital      Blue Chip
                               Stock      Fidelity     Magellan    Intermediate       OTC       Overseas   Appreciation    Growth
                               Fund         Fund        Fund        Bond Fund      Portfolio      Fund        Fund          Fund
                             ---------    --------    ---------    ------------    ---------    --------   ------------   ---------
Additions to net assets
 attributed to:
  Employee contributions   $     --        405,098      430,500        94,698       253,191     107,185       202,042       665,927
  Rollovers                      --         57,039       51,606         7,401         5,097         359         7,280        17,595
  Interest and dividends         --        273,681      241,923        92,501       131,979      14,247        46,007       342,491
  Interest on loans to
   participants and loan
   repayments                    --         20,258       33,481         6,176        13,213      10,208         9,527        37,428
  Net appreciation
   (depreciation) in fair
   value of investments     (242,567)      913,107     ,082,190        13,676       647,514      69,367       216,006     1,848,290
                           ---------     ---------    ---------     ---------     ---------    --------     ---------     ---------
     Total additions        (242,567)     ,669,183     ,839,700       214,452      ,050,994     201,366       480,862     2,911,731
                           ---------     ---------    ---------     ---------     ---------    --------     ---------     ---------
Deductions from assets
 attributed to:
  Benefits paid to
   participants                9,731       301,215      109,237        25,875       207,730      31,000       101,224       308,917
  Administrative expenses        --            713          725           231           --          --            100           106
  Loans to participants          --         33,732       47,921        20,285         4,443         --          8,452        22,983
                           ---------     ---------    ---------     ---------     ---------    --------     ---------     ---------
     Total deductions          9,731       335,660      238,883        46,391       212,173      31,000       109,776       332,006
                           ---------     ---------    ---------     ---------     ---------    --------     ---------     ---------
Interfund transfers              --       (257,665)    (150,283)       63,662      (426,297)   (162,084)    (183,994)       367,601
                           ---------     ---------    ---------     ---------     ---------    --------     ---------     ---------
     Net change             (252,298)     ,075,858     ,450,534       231,723       412,524       8,282       187,092     2,947,326

Net assets available at
  beginning of year          324,707      ,887,621     ,880,616     1,402,075      ,352,481     734,806     1,653,441     6,189,234
                           ---------     ---------    ---------     ---------     ---------    --------     ---------     ---------

Net assets available
  at end of year           $  72,409      ,963,479     ,331,150     1,633,798      ,765,005     743,088     1,840,533     9,136,560
                           =========     =========    =========     =========     =========    ========     =========     =========

                                                                      Year ended December 31, 1998
                              ------------------------------------------------------------------------------------------------------
                                                        Fidelity
                                                       Retirement     Fidelity                                Fidelity
                               Fidelity    Fidelity    Government       Real                                   Europe      Fidelity
                                Asset       Global       Money         Estate                     Fidelity     Capital      Latin
                               Manager       Bond        Market      Investment      Fedelity    Small Cap   Appreciation  American
                              Portfolio      Fund      Portfolio        Trust       Contrafund   Stock Fund     Fund         Fund
                              ---------    --------    ---------    ------------    ----------   ----------  ------------  --------
Additions to net assets
 attributed to:
  Employee contributions        131,717      32,600      196,861        12,297         49,920       18,894      16,286       2,260
  Rollovers                      22,894       2,155       26,736           438         30,123        6,728      31,435         --
  Interest and dividends        198,399      14,328      180,336         9,340         15,629        4,952         --          726
  Interest on loans to
   participants and loan
   repayments                     7,570         876       15,217             6          2,199          --            5         --
  Net appreciation
   (depreciation) in fair
   value of investments         (38,414)        901          --        (34,530)        21,288      (29,677)     (5,555)     (3,009)
                              ---------     -------    ---------       -------        -------      -------      ------      ------
     Total additions            322,166      50,860      419,150       (12,449)       119,159          897      42,171         (23)
                              ---------     -------    ---------       -------        -------      -------      ------      ------
Deductions from assets
 attributed to:
  Benefits paid to
   participants                  82,641      14,714       79,356        21,723         39,988        3,595      29,484           8
  Administrative expenses           325          38          456            23            --             6         184         --
  Loans to participants          19,427         --        43,650           --             --           --          --          --
                              ---------     -------    ---------       -------        -------      -------      ------      ------
     Total deductions           102,393      14,752      123,462        21,746         39,988        3,601      29,668           8
                              ---------     -------    ---------       -------        -------      -------      ------      ------
Interfund transfers            (190,783)    (31,999)     186,172       156,294        136,491      118,039      48,878      31,287
                              ---------     -------    ---------       -------        -------      -------      ------      ------
     Net change                  28,990       4,109      481,860       122,099        215,662      115,335      61,381      31,256

Net assets available at
  beginning of year           1,065,856     252,066    3,030,420           574          1,501          282         181          50
                              ---------     -------    ---------       -------        -------      -------      ------      ------

Net assets available
  at end of year              1,094,846     256,175    3,512,280       122,673        217,163      115,617      61,562      31,306
                              =========     =======    =========       =======        =======      =======      ======      ======









                                                                      Year ended December 31, 1998
                              ------------------------------------------------------------------------------------------------------
                                                                    Morgan
                               Fidelity                INVESCO      Stanley                                 Refundable
                              Southeast   Fidelity      High        Emerging     Fidelity                     excess
                                Asia      Balanced      Yield        Market       Japan        Loans to    contributions
                                Fund        Fund        Fund        Portfolio     Fund       Participants     payable        Total
                             ----------  ---------    -------       ----------   -------     ------------  -------------   ---------
Additions to net assets
 attributed to:
  Employee contributions     2,058       27,274         27,607        8,854        1,684            --       (85,261)      2,601,690
  Rollovers                    --         3,324         13,667        1,829          --             --           --          285,706
  Interest and dividends        27        2,131         21,727          147           90            --           --        1,590,661
  Interest on loans to
   participants and loan
   repayments                  --            21          1,423          --           --        (134,272)         --           23,336
  Net appreciation
   (depreciation) in fair
   value of investments        473          916        (31,482)      (1,720)       1,742            --           --        4,428,516
                            ------       ------        -------       ------       ------       --------     --------       ---------
     Total additions         2,558       33,666        (32,942)       9,110        3,516       (134,272)     (85,263)      8,929,909
                            ------       ------        -------       ------       ------       --------     --------       ---------
Deductions from assets
 attributed to:
  Benefits paid to
   participants                248        1,753         51,283          114          545          3,336          --        1,504,717
  Administrative expenses      --           --             --           --             3            --           --            2,910
  Loans to participants        --           --             --           --           --        (200,893)         --              --
                            ------       ------        -------       ------       ------       --------     --------       ---------
     Total deductions          248        1,753         51,283          114          548       (197,557)         --        1,507,627
                            ------       ------        -------       ------       ------       --------     --------       ---------
Interfund transfers          9,291       10,203        218,610        4,188       52,389            --           --              --
                            ------       ------        -------       ------       ------       --------     --------       ---------
     Net change             11,601       42,116        200,269       13,184       55,357         63,285      (85,263)      7,422,282

Net assets avaiable at
  beginning of year             50          136            800           73          --         314,542      (14,826)            --
                            ------       ------        -------      -------       ------       --------     --------       ---------

Net assets available
  at end of year            11,651       42,252        201,069       13,257       55,357        377,827     (100,089)            --
                            ======       ======        =======       ======       ======        =======     ========       =========


                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

                                                                      Year ended December 31, 1997
                              ------------------------------------------------------------------------------------------------------
                              American                                                                      Fidelity      Fidelity
                              Software                 Fidelity      Fidelity       Fidelity    Fidelity     Capital      Blue Chip
                               Stock      Fidelity     Magellan    Intermediate       OTC       Overseas   Appreciation    Growth
                               Fund         Fund        Fund        Bond Fund      Portfolio      Fund        Fund          Fund
                              --------    --------    ---------    ------------    ---------     -------   ------------   ---------
Additions to net assets
 attributed to:
  Employee contributions      $     --     357,215     355,461         73,864        255,066     107,969        147,572     542,060
  Rollovers                         --      27,107      24,309          2,620          8,205      23,496         23,372      12,139
  Interest and dividends            --     323,553     242,244         57,872        167,692      37,722        212,206     302,504
  Interest on loans to
   participants and loan
   repayments                       --      16,562      35,333          7,856         15,392       7,744         12,157      29,533
  Net appreciation
   (depreciation) in fair
   value of investments        105,739     592,597     527,741          8,638          5,910      40,958        111,957     918,912
                              --------   ---------   ---------      ---------      ---------     -------      ---------   ---------
     Total additions           105,739   1,317,034   1,185,088        150,850        452,265     217,889        507,264   1,805,148
                              --------   ---------   ---------      ---------      ---------     -------      ---------   ---------
Deductions from assets
 attributed to:
  Benefits paid to
   participants                 37,430     183,798     322,774          5,469        107,782      47,694         75,536     234,882
  Administrative expenses           --         297       1,113            244             --          --            269         225
  Loans to participants             --      37,917      58,451          2,950             --          --         25,266       6,974
                              --------   ---------   ---------       --------      ---------    --------      ---------   ---------
     Total deductions           37,430     222,012     382,338          8,663        107,782      47,694        101,071     242,081
                              --------   ---------   ---------       --------      ---------    --------      ---------   ---------
Interfund transfers                 --      72,671     150,773        428,313       (126,747)   (187,022)        36,208     323,727
                              --------   ---------   ---------       --------      ----------   ---------     ---------   ---------
     Net change                 68,309   1,167,693     953,523        570,500        217,736     (16,827)       442,401   1,886,794

Net assets available at
  beginning of year            256,398   2,719,928   2,927,093        831,575      2,134,745     751,633      1,211,040   4,302,440
                              --------   ---------   ---------       --------      ---------    --------      ---------   ---------

Net assets available
  at end of year              $324,707   3,887,621   3,880,616      1,402,075      2,352,481     734,806      1,653,441   6,189,234
                              ========   =========   =========      =========      =========    ========      =========   =========


                                                                      Year ended December 31, 1997
                              ------------------------------------------------------------------------------------------------------
                                                       Fidelity
                                                      Retirement   Fidelity                                 Fidelity
                               Fidelity    Fidelity  Government     Real                                    Europe        Fidelity
                                 Asset      Global     Money       Estate                  Fidelity         Capital         Latin
                               Manager       Bond      Market    Investment    Fidelity    Small Cap      Appreciation    American
                              Portfolio      Fund    Portfolio     Trust      Contrafund   Stock Fund        Fund           Fund
                              ---------    --------  ---------   ----------   ----------   ----------     ------------    --------
Additions to net assets
 attributed to:
  Employee contributions       110,142      26,443     188,866       563          1,386         282            170            50
  Rollovers                      3,926       2,269      53,052        --             --          --             --            --
  Interest and dividends        94,367      13,941     161,301        --             --          --             --            --
  Interest on loans to
   participants and loan
   repayments                   12,916       2,160      15,726        11            115          --             11            --
  Net appreciation
   (depreciation) in fair
   value of investments        124,461     (18,817)         --        --             --          --             --            --
                            ----------     -------  ----------       ---          -----         ---            ---            --
     Total additions           345,812      25,996     418,945       574          1,501         282            181            50
                            ----------     -------   ---------       ---          -----         ---            ---            --
Deductions from assets
 attributed to:
  Benefits paid to
   participants                 36,824      10,382     266,918        --             --          --             --            --
  Administrative expenses          300          75         850        --             --          --             --            --
  Loans to participants         20,271       1,549      28,314        --             --          --             --            --
                            ----------     -------    --------       ---          -----         ---            ---            --
     Total deductions           57,395      12,006     296,082        --             --          --             --            --
                            ----------     -------    --------       ---          -----         ---            ---            --
Interfund transfers           (201,571)    (71,058)   (425,294)       --             --          --             --            --
                            ----------     --------   ---------      ---          -----         ---            ---            --
     Net change                 86,846     (57,068)   (302,431)      574          1,501         282            181            50

Net assets available at
  beginning of year            979,010     309,134   3,332,851        --             --          --             --            --
                            ----------     -------   ---------       ---          -----         ---            ---            --

Net assets available
  at end of year             1,065,856     252,066    3,030,420      574          1,501         282            181            50
                            ==========     =======    =========      ===          =====         ===            ===            ==



                                                                      Year ended December 31, 1997
                              -------------------------------------------------------------------------------------------------
                                                                       Morgan
                              Fidelity                    INVESCO      Stanley                     Refundable
                              Southeast     Fidelity       High       Emerging                       excess
                                Asia        Balanced       Yield       Market        Loans to     contributions
                                Fund          Fund         Fund      Portfolio     Participants     payable             Total
                              --------      --------      -------    ---------     ------------   -------------       ---------
Additions to net assets
 attributed to:
  Employee contributions          50          136           716          73             --             (14,826)       2,153,258
  Rollovers                       --           --            --          --             --                  --          180,495
  Interest and dividends          --           --            --          --             --                  --        1,613,402
  Interest on loans to
   participants and loan
   repayments                     --           --            84          --       (124,034)                 --           31,566
  Net appreciation
   (depreciation) in fair
   value of investments           --           --            --          --             --                  --        2,418,096
                                  --          ---           ---          --       --------            --------       ----------
     Total additions              50          136           800          73       (124,034)            (14,826)       6,396,817
                                  --          ---           ---          --       --------            --------       ----------
Deductions from assets
 attributed to:
  Benefits paid to
   participants                   --           --            --          --         57,130                  --        1,386,619
  Administrative expenses         --           --            --          --             --                  --            3,373
  Loans to participants           --           --            --          --       (181,692)                 --               --
                                  --          ---           ---          --       --------            --------       ----------
     Total deductions             --           --            --          --       (124,562)                 --        1,389,992
                                  --          ---           ---          --       --------            --------       ----------
Interfund transfers               --           --            --          --             --                  --               --
                                  --          ---           ---          --       --------            --------       ----------
     Net change                   50          136           800          73            528             (14,826)       5,006,825

Net assets available at
  beginning of year               --           --            --          --        314,014                  --       20,069,861
                                  --          ---           ---          --       --------            --------       ----------

Net assets available
  at end of year                  50          136           800          73        314,542             (14,826)      25,076,686
                                  ==          ===           ===          ==       ========            ========       ==========

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

       Schedule 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                      Description of                                  Current
           Identity of issuer                           investment                  Cost               value
--------------------------------------             --------------------         ------------        -----------
Common stock:
  *American Software, Inc. CLA                           34,075 shares          $   187,413             72,409
                                                                                -----------         ----------

Mutual funds:
  *Fidelity Fund                                     134,763.685 units            3,465,654          4,944,480
  *Fidelity Magellan                                  43,908.908 units            3,853,947          5,305,083
  *Fidelity Intermediate Bond                        158,320.098 units            1,615,051          1,625,947
  *Fidelity OTC Portfolio                             63,198.083 units            2,085,865          2,757,332
  *Fidelity Overseas                                  20,511.552 units              645,581            738,006
  *Fidelity Capital Appreciation                      82,880.499 units            1,501,527          1,829,173
  *Fidelity Blue Chip Growth                         180,696.999 units            6,291,911          9,105,322
  *Fidelity Asset Manager Portfolio                   62,602.583 units            1,030,682          1,088,659
  *Fidelity International Bond                        27,939.510 units              269,415            254,528
  *Fidelity Retirement Government
     Money Market                                  3,503,889.860 units            3,503,890          3,503,890
  *Fidelity Real Estate Investment
     Trust                                              7877.576 units              147,633            122,417
  *Fidelity Contrafund                                  3757.066 units              199,382            213,364
  *Fidelity Small Capital Stock                         8038.956 units              119,967            114,073
  *Fidelity Europe Capital
     Appreciation                                       3345.104 units               59,700             59,744
  *Fidelity Latin American                              3007.838 units               34,197             31,191
  *Fidelity Southeast Asia                              1334.763 units               11,037             11,465
  *Fidelity Balanced                                    2083.612 units               33,185             34,087
   Morgan Stanley Emerging
     Market Portfolio                                   1356.689 units               14,477             12,969
  *Fidelity Japan                                        4894.45 units               55,634             55,307
   Invesco High Yield                                 30,919.258 units              223,133            199,120
                                                                                -----------         ----------
       Total mutual funds                                                        25,161,868         32,006,157
                                                                                -----------         ----------

Loans to participants:
   American Software Loan Fund                   Interest rates ranging
                                                 from 9.75% to 10.00%               377,827            377,827
                                                                                -----------         ----------
     Total investments                                                          $25,727,108         32,456,393
                                                                                ===========         ==========
*Party-in-interest to the Plan.

See accompanying independent auditors' report.

                            AMERICAN SOFTWARE, INC.
                          401(K) PROFIT SHARING PLAN

             Schedule 27(d) - Schedule of Reportable Transactions

                         Year ended December 31, 1998



                                                                                                          Current value
                                                                                 Expense                   of asset on
 Identity of                                    Purchase          Selling      incurred with   Cost of     transaction    Net gain
party involved    Description of asset           Price             Price        transaction     asset         date        or (loss)
--------------    --------------------         ---------         --------      -------------   -------    -------------  ----------
Category (iii) - Series of transactions in
 excess of 5% of plan assets.

Purchases:
 Fidelity        Fidelity Fund                 $1,523,099           N/A              --        1,523,099  1,523,099          N/A
 Fidelity        Blue Chip Growth Fund          2,148,540           N/A              --        2,148,540  2,148,540          N/A
 Fidelity        Retirement Government Money
                  Market Fund                   2,923,747           N/A              --        2,923,747  2,923,747          N/A
 Fidelity        Magellan Fund                  1,108,905           N/A              --        1,108,905  1,108,905          N/A
 Fidelity        OTC Portfolio                    957,748           N/A              --          957,748    957,748          N/A
 Fidelity        Intermediate Bond              1,705,918           N/A              --        1,705,918  1,705,918          N/A

Sales:
 Fidelity        Retirement Government Money
                  Market Fund                       N/A          2,432,860           --        2,432,860  2,432,860          --
 Fidelity        Fidelity Fund                      N/A          1,334,117           --        1,097,666  1,334,117      236,451
 Fidelity        Magellan Fund                      N/A            720,320           --          597,741    720,320      122,579
 Fidelity        OTC Portfolio                      N/A          1,172,159           --        1,084,175  1,172,159       87,984
 Fidelity        Blue Chip Growth Fund              N/A          1,013,227           --          817,967  1,013,227      195,260
 Fidelity        Intermediate Bond                  N/A          1,485,211           --        1,483,169  1,485,211        2,042


See accompanying independent auditors' report.

                                      12